

February 17, 2008

Mr. Manjeet Dhillon
Chief Financial Officer
Challenger Energy Corp.
Suite 200, 744 – 4th Ave. S.W.
Calgary, Alberta Canada

> **Re:** **Challenger Energy Corp.**
> **Form 20-F/A for Fiscal Year Ended December 31, 2007**
> **Filed January 22, 2009**
> **Response Letter Dated January 22, 2009**
> **File No. 1-33275**

Dear Mr. Dhillon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill S. Davis
Branch Chief